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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Surya Capitale Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Wall Street, Suite 530B
(No. and Street)

New York   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name - if individual, state last, first, middle name)

C-7/227, Sector 7   Rohini, New Delhi-110085   INDIA
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Surya Capitale Securities LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020**

Surya Capitale Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[x] Report of Independent Registered Public Accounting Firm Regarding
     Rule 15c3-3 Exemption Report.
[x] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
    5(e)(3).*

AFFIRMATION

I, Anand J. Patel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Surya Capitale Securities LLC for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Executive Officer _____
Title



SYED ALI ABBAS
Notary Public - State of New York
NO. 01AB6332128
Qualified in Nassau County
My Commission Expires Oct 26, 20.23

 02/16/21.
_____
Notary Public

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

(Formally known as "AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Surya Capitale Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Surya Capitale Securities LLC** (the "Company") as of December 31, 2020 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or

the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Other Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company had a loss from operations for the year 2020 and in the previous years. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Ankit Jain

Digitally signed by Ankit Jain
DN: c=IN, o=Personal,
2.5.4.20=3b98c725142c6d06e8cfa762fc0b07f5fe4d6b5baac53ac5fe56e7dfdeb04eaa,
postalCode=110034, st=Delhi,
serialNumber=4acb8164ba7e10b520331632f45ee5449bf4b9cad9e593fbb5713af1716447d1,
cn=Ankit Jain
Date: 2021.03.01 19:24:52 +05'30'

AJSH & Co LLP

We have served as the Company's Auditor since 2017.

New Delhi, India
March 1, 2021

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	9,887
Right-of-use asset		21,499
Other assets		3,073
Total assets	$	34,459

Liabilities and Member's Equity

Lease liability	$	22,678
Accrued expenses		43,995
Total liabilities		66,673
Member's deficit		(32,214)
Total liabilities and member's deficit	$	34,459

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2020

Revenues		
Advisory fees	$	25,000
Expenses		
Professional fees		22,100
Rent expense		12,311
Communications		3,909
Regulatory fees		3,342
Other expenses		1,007
Total expenses		42,669
Net loss	$	(17,669)

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Deficit
Year Ended December 31, 2020

Balance, January 1, 2020	$ (14,545)
Net loss	(17,669)
Balance, December 31, 2020	$ (32,214)

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(17,669)
Adjustments to reconcile net loss to net cash used by operating activities		
Right-of-use amortization		10,750
Decrease in operating assets		
Other assets		2,782
Increase/(decrease) in operating liabilities		
Lease liability		(10,439)
Accrued expenses		13,870
Net cash used by operating activities		(706)
Cash		
Beginning of year		10,593
End of year	$	9,887

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements and also provides merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation – Use of Estimates
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Significant judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement. Advisory fees are earned and recognized over time as performance obligations are continuously provided to the benefit of the customer over the term covered by the agreement.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2020, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

Right-of-Use Assets and Lease Liabilities
The guidance under ASC Topic 842, Leases, increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

3.   **Transactions with Related Parties**

The Company has a lease with an affiliate to occupy office space at $1,000 a month. The lease expires on December 31, 2022. Rent expense for the year ended December 31, 2020 was $12,311.

4.   **Commitments**

The Company has a lease agreement for its New York office space that expires in December 2022. At December 31, 2020, the annual minimum payments under this agreement are $12,000 each year through 2022.

5.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net deficit capital of ($35,287) which was deficient of the required net capital by ($40,287). Accordingly, currently the Company is not able to operate as a broker-dealer until such time as it has sufficient net capital.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

6.   **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **New Accounting Pronouncements**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

8. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2020 and in previous years, as well. In addition, currently the Company does not have sufficient net capital for it to operate as a registered broker-dealer in securities. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern.

9. **Subsequent Events**

There are no subsequent events that would have a material impact on the current years' financial position or results of operation.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2020

Member's equity	$	(32,214)
Nonallowable assets		
Other assets		3,073
Total deductions		3,073
Net deficit		(35,287)
Minimum capital requirement (the greater of $5,000 or 6-2/3%		
of aggregate indebtedness)		5,000
Net deficit beyond requirements	$	(40,287)
Aggregate indebtedness:		
Accrued expenses	$	43,995
Lease liability		22,678
less: Right of Use asset		(21,499)
Total aggregate indebtedness	$	45,174
Ratio of aggregate indebtedness to net capital		-1.28:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5, Part IIA filing as of December 31, 2020.

Surya Capitale Securities LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities Exchange Act
For the Year Ended December 31, 2020

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

(Formally known as "AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Surya Capitale Securities LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) Surya Capitale Securities LLC (the "Company") stated that the Company may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ankit Jain

Digitally signed by Ankit Jain
DN: c=IN, o=Personal,
2.5.4.20=[illegible],
postalCode=110034, st=Delhi,
serialNumber=[illegible], cn=Ankit Jain
Date: 2021.03.01 19:24:05 +05'30'

AJSH & Co LLP

New Delhi, India
March 01, 2021

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2020

Surya Capitale Securities LLC did not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k). In addition, as a result of the Company having no obligations under SEC Rule 15c3-3 and its business activities limited to private placement of securities, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from January 1, 2020 through December 31, 2020.



Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)